UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 25) *

M & F Worldwide Corp.
__________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $.01 per share
__________________________________________________________________________________
(Title of Class of Securities)

552541104
________________________________________________________________________________
(CUSIP Number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10065
(212) 572-8600

____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2008
_________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,194,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,194,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,194,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 42.13%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings One LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,248,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,248,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,248,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 37.27%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings Two LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 946,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 946,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 946,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 4.86%
14.		Type of Reporting Person OO

This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002, Amendment No. 17 thereto dated December 4, 2002, Amendment No. 18 thereto dated November 7, 2003, Amendment No. 19 thereto dated November 14, 2003, Amendment No. 20 thereto dated September 14, 2004, Amendment No. 21 thereto dated June 6, 2005, Amendment No. 22 thereto dated March 22, 2007, Amendment No. 23 thereto dated May 23, 2007, and Amendment No. 24 thereto dated November 29, 2007  (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly Mafco Holdings Inc.), a Delaware corporation ("MacAndrews & Forbes Holdings"), MFW Holdings One LLC, a limited liability company formed under the laws of the state of Delaware ("Holdings One"), MFW Holdings Two LLC, a limited liability company formed under the laws of the state of Delaware ("Holdings Two"), Mafco Consolidated Group Inc., a Delaware corporation, Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 25 is being filed to report a change in the percentage of outstanding Common Stock beneficially owned by the Reporting Persons and Schedule I Persons, which occurred as a result of the repurchase of Common Stock by the Company pursuant to a stock repurchase program.  As a result of the stock repurchase program, the total number of shares of outstanding Common Stock has decreased and the percentage of Common Stock beneficially held by the Reporting Persons and the Schedule I Persons has increased, as discussed in Item 5 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following at the end thereof:

(a)-(b)      As of  June 16, 2008, there were 19,448,062 shares of Common Stock outstanding.  Holdings One beneficially owns 7,248,000 shares of Common Stock, representing approximately 37.27% of the Common Stock outstanding.  Holdings Two beneficially owns 946,000 shares of Common Stock, representing approximately 4.86% of the Common Stock outstanding.  MacAndrews & Forbes Holdings may be deemed to have beneficial ownership of 8,194,000 shares of Common Stock (representing approximately 42.13% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), which includes the 7,248,000 shares of Common Stock beneficially owned by Holdings One and the 946,000 shares of Common Stock beneficially owned by Holdings Two that MacAndrews & Forbes Holdings may be deemed to share beneficial ownership of by virtue of MacAndrews & Forbes Holdings’ ownership of 100% of the common interests of each of Holdings One and Holdings Two.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings, may be deemed to beneficially own all the shares of Common Stock beneficially owned by MacAndrews & Forbes Holdings, Holdings One and Holdings Two.  Mr. Perelman also beneficially owns 200,000 shares of Common Stock representing approximately 1.0% of the Common Stock outstanding.

Barry F. Schwartz, the Executive Vice Chairman of MacAndrews & Forbes Holdings, Chief Executive Officer of the Company, and Executive Vice Chairman of Holdings One and Holdings Two, beneficially owns 5,000 shares of Common Stock, representing approximately 0.03% of the Common Stock outstanding.

Paul G. Savas, the Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings, and Executive Vice President of Holdings One and Holdings Two, beneficially owns 1,000 shares of Common Stock, representing approximately 0.005% of the Common Stock outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2008	MacAndrews & Forbes Holdings Inc.

	By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW Holdings One LLC
MFW Holdings Two LLC

	By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman